Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

6 September 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34648

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange, for your reference pursuant to Section 12g3-2(b) file number 82-34648.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 9/19

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Sam's Seafood Holdings Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
45 098 448 269		✓	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/down	%	to	33,958
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	up/down	%	to	1,710
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			-
Net profit (loss) for the period attributable to members *(item 1.11)*	up/down	%	to	1,710

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	3¢	3¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	N/A	N/A

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	14 October 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

This is the first year of financial data being released by the company since its admission to the Australian Stock Exchange on 21 December 2001.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	33,958	-
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	30,755	
1.3	Borrowing costs	403	-
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**2,800**	-
1.6	Income tax on ordinary activities *(see note 4)*	1,090	-
1.7	**Profit (loss) from ordinary activities after tax**	**1,710**	-
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**1,710**	-
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**1,710**	-
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**1,710**	-

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	7.4 cents	-
1.19	Diluted EPS	7.4 cents	-

Notes to the condensed consolidated statement of financial performance

+ See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	1,710	-
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**1,710**	-

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	33,799	-
1.24	Interest revenue	117	-
1.25	Other relevant revenue	42	-
1.26	Details of relevant expenses		
	- Cost of Goods Sold	23,541	-
	- Goodwill Amortisation	850	
	- Employees Benefits	3,855	
	- Borrowing Costs	403	
	- Others	1,655	

		30,304	
		=======	
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	452	-
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	-	-
1.31	Net profit (loss) attributable to members (*item 1.11*)	1,710	-

+ See chapter 19 for defined terms.

1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(695)	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**1,015**	-

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	850	-	-	850
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	850	-	-	850
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	718	-
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	992	-

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	(897)	-	2,110
4.2	Receivables	2,424	-	3,882
4.3	Investments	-	-	-
4.4	Inventories	6,542	-	1,681
4.5	Tax assets	36	-	-
4.6	Other (provide details if material)	140	-	16
4.7	**Total current assets**	**8,245**	**-**	**7,689**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	17	-	17
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	7,558	-	2,281
4.15	Intangibles (net)	17,152	-	17,434
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	**24,727**	**-**	**19,732**
4.19	**Total assets**	**32,972**	**-**	**27,421**
	Current liabilities			
4.20	Payables	5,266	-	5,511
4.21	Interest bearing liabilities	2,016	-	319
4.22	Tax liabilities	1,126	-	452
4.23	Provisions exc. tax liabilities	167	-	123
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**8,575**		**6,405**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	4,652	-	1,739
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	59	-	70
4.30	Other (provide details if material)	-	-	-

+ See chapter 19 for defined terms.

4.31	**Total non-current liabilities**	4,711	-	1,809

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	13,286	-	8,214
4.33	**Net assets**	19,686	-	19,207
	Equity			
4.34	Capital/contributed equity	17,976	-	18,489
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	1,710	-	718
4.37	**Equity attributable to members of the parent entity**	19,686	-	19,207
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	19,686	-	19,207
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	

+ See chapter 19 for defined terms.

6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	30,870	
7.2	Payments to suppliers and employees	(33,316)	
7.3	Dividends received from associates	-	
7.4	Other dividends received	-	
7.5	Interest and other items of similar nature received	27	
7.6	Interest and other costs of finance paid	-	
7.7	Income taxes paid	-	
7.8	Other (provide details if material)	327	
7.9	**Net operating cash flows**	**(2,092)**	
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(799)	
7.11	Proceeds from sale of property, plant and equipment	14	
7.12	Payment for purchases of equity investments	-	
7.13	Proceeds from sale of equity investments	-	
7.14	Loans to other entities	(635)	
7.15	Loans repaid by other entities	-	
7.16	Other (provide details if material)	(65)	
7.17	**Net investing cash flows**	**(1,485)**	
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	2,488	
7.19	Proceeds from borrowings	1,793	
7.20	Repayment of borrowings	(661)	
7.21	Dividends paid	(77)	
7.22	Other (provide details if material)	-	

+ See chapter 19 for defined terms.

7.23	**Net financing cash flows**	**3,543**	
7.24	**Net increase (decrease) in cash held**	(34)	
7.25	Cash at beginning of period *(see Reconciliation of cash)*	(863)	
7.26	Exchange rate adjustments to item 7.25.	-	
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**(897)**	

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Refer to the Attachment

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	471	
8.2 Deposits at call	-	
8.3 Bank overdraft	(1,368)	
8.4 Other (provide details)	-	
8.5 Total cash at end of period *(item 7.27)*	**(897)**	

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	8.3%	
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	8.7%	

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Weighted Average Number of Share: 22,943,100 * 365/365 + 230,001 * 150/365 = 23,037,621.

Basic Earnings Per Share = 1,709,242/23,037,621 = 7.4 cents per share

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	10.95 cents per shares	

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	Refer to the Attachment
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3 Date from which such profit has been calculated	
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1 Name of entity (or group of entities)	N/A

+ See chapter 19 for defined terms.

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	10 November 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	14 October 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	3¢	3 ¢	-
15.5	Previous year	¢	¢	-
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	3¢	3 ¢	-
15.7	Previous year	¢	¢	-

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	6¢	¢
15.9	Preference +securities	-	¢

+ See chapter 19 for defined terms.

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	23,173,101	
15.11	Preference +securities *(each class separately)*	-	
15.12	Other equity instruments *(each class separately)*	-	
15.13	**Total**	**23,173,101**	

The +dividend or distribution plans shown below are in operation.

Dividend Reinvestment Plan

The last date(s) for receipt of election notices for the +dividend or distribution plans	

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before tax	N/A	
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Adjustments		
16.7	**Share of net profit (loss) of associates and joint venture entities**		

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
	N/A			
17.2 Total				
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1 Preference +securities *(description)*	-	-		
18.2 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-		
18.3 +Ordinary securities	23,173,101	23,173,101		

+ See chapter 19 for defined terms.

18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	(a) (1) 100 (b)(2) 19,943,000 © (3) 3,000,000 (d) (4) 230,001	100 19,943,000 3,000,000 230,001	100 80 100 100	100 80 100 100
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

(Refer to the Attachment)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be

+ See chapter 19 for defined terms.

incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. *If there is insufficient space to comment, attach notes to this report.)*

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

N/A

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

1) 270,898 new shares were issued on 2/7/2002, as part of the Dividend Reinvestment Plan 2) A Heads of Agreement has been signed after 30 June 2002 for the acquisition of Galdstone Seafresh Products, which can be referred to the previous announcement to ASX on xxxxx

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Sufficient franking credits should be available based on the provision for income tax accrued as at 30 June 2002.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Nil

+ See chapter 19 for defined terms.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Nil

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	164 Laravack Avenue, Eagle Farm, Brisbane
Date	19 November 2002
Time	10:00 am
Approximate date the +annual report will be available	15 October 2002

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 6 September 2002
(Company Secretary)

Print name: Ken Situ

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the

+ See chapter 19 for defined terms.

presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting.* For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations.*

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

ATTACHMENT

BACKGROUND INFORMATION

During the reporting period, Sam's Seafood Holdings limited completed an initial public offering. A total of $3,000,000 was raised by the issue of 3,000,000 shares at $1 per share pursuant to the Prospectus.

In the Prospectus lodged with ASIC dated 30 October 2001, it outlined the following transactions concerning the activities leading towards the initial public offering:

The allotment of 19,943,000 ordinary shares to Vendor Shareholders at $0.80 each in satisfaction of the payment of $15,954,400 being the net of:

- an Independent Valuation of $19,300,000 for the Sam's Seafood business (Sam's Seafood Hamilton & Sam's Seafood Redcliffe), including land and buildings at 164 Lavarack Avenue, Eagle Farm, and 32-38 Portwood Street, Redcliffe and plant and equipment associated with the operations;
- $2,123,664 for working capital assets, and
- the assumption of liabilities totaling $5,469,264;
- the allotment of 3,000,000 ordinary shares to the public at $1 each;

Following the completion of the initial public offering, there are a total of 22,943,100 shares on issue.

The proceeds of the issue and existing cash resources were used to provide further working capital for existing activities and future expansion and pay costs associated with the float, and stamp duty and registration fees associated with the Group restructure that was implemented for the float.

In addition, the following transactions were contemplated by the Prospectus:

- the allotment of 230,001 ordinary shares to the public at $1.00 each to acquire the net asset of Sam's Seafood Lifestyles effective 1 February 2002;
- the payment of stamp duty on the purchase of Sam's Seafood business of approximately $900,000.

Total costs of capital raising were $512,195.

On 28 June 2002, the Company acquired a sunshine coast based retailing and wholesaling operations for a consideration of $750,000.

SEGMENTS

Sam's Seafood Group operates in the following areas:

- commercial fishing operations;
- wholesaling and distribution of fish and associated product throughout south-east Queensland and delivery of product using its own fleet of modern refrigerated vehicles;
- wholesaling and distribution of consumables and packaging materials to about 70% of all "fish and chip" style shops throughout Brisbane and surrounding areas;
- retailing fresh and frozen seafood from two locations at Hamilton and Redcliffe;
- restaurant and conference center operations;
- processing seafood for sale to supermarket chains and other retail outlets; and
- exporting seafood product to North America, Asia Pacific Region and Europe.

The above areas represent one business segment being the sales of seafood and its associated products.

+ See chapter 19 for defined terms.

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD

SAM'S

SEAFOOD

PRESS RELEASE

6 September 2002

Sam's result exceeds prospectus forecast

Sam's Seafood Holdings Ltd on Friday said it had exceeded prospectus forecasts to deliver net profit after tax of $1.71 million on revenue of $33.958 million for fiscal 2002 and said national expansion would secure its growth for the next year.

"Not only have we met all the targets that we set out for ourselves in the prospectus, but we have exceeded them," chairman Grahame Denovan said.

"Every single division of the company traded strongly last year, which is a great outcome as some of them are relatively new."

Chairman Grahame Denovan said Sam's Seafood expected to increase net profit after tax by 30 percent to about $2.3 million on revenues expected to lift by 60 percent to about $55 million for the financial year to June 30, 2003.

"We are quite comfortable with forecasting 30 percent increase in NPAT for this year as the Sam's Seafood business model continues to be proved a success," he said.

"Sam's Seafood is a company that delivers results to shareholders."

Mr Denovan said Sam's Seafood would move into other Australian states during the next six to 12 months, with a new cold store warehouse and seafood processing factory set to fast track the expansion.

"The new cold store will be the largest of its kind in Queensland with 4500 frozen and chilled pallet spaces and is the nucleus of our national expansion plans," he said.

"We are about to lift our capacity by ten times, so it is exciting times for Sam's as we enter our next growth phase."

Mr Denovan said Sam's had now developed a model for acquiring bolt-on businesses, and converting them into the Sam's business efficiently.

"The acquisition of the Noosa business, called Sam's – Sunshine Coast in June had already achieved an earnings positive result, with sales up 200 percent on year to date figures," he said.

"This first acquisition has enabled Sam's to develop a team and model for future acquisitions and means we are now in a position to quickly bed down any future acquisitions.

"It's the same business model which we are going to use to expand this company nationally and internationally."
Mr Denovan said growth would also be seen in the company's export unit, which would add $10-$15 million to Sam's revenue in fiscal 2003.

"Large expansionary plans in the export arena seem endless, with a strong concentration in recent months to USA, UK and Europe where Sam's has developed alliances," he said.

"There is no doubt that also being listed in the United States is paying dividends as it has helped our export division secure some lucrative contracts there."

Sam's Seafood also declared a final fully franked dividend of 3 cents, taking the full year amount to 6 cents. The stock will trade ex-dividend on October 9.

BACKGROUND

Sam's Seafood Holdings Ltd is a vertically integrated seafood business based in Brisbane. The company's operations extend from commercial fishing, processing, retail and wholesale to export of Australian seafood.

Sam's Seafood acquired a Noosa based seafood business in June for $750,000 and will settle a second acquisition of a Gladstone based seafood business, purchased for $950,000 in November.

The company listed American Depositary Receipts during the 2002 financial year. Sam's Seafood is actively seeking to attract institutional investors, with that policy working well with the latest institution to appear in the register being a German fund manager.

Sam's state-of-the art cold store and processing facility being built at Eagle Farm in Brisbane will turn around 300 pallets a day, while the new stainless steel 550 sq metre processing unit will handle up to 10,000 kilograms of fish products a week.

It will employ latest technologies, aimed at reducing trade waste and water consumption by 60 percent, and other recyclers such as plastic, waxed cardboard, oyster shells and fish offal by 90 percent.

SUMMARY TABLE

	FY 01 unlisted	**IPO Forecast**	**FY02**	**FY03 (forecast)**
Revenue	$27.071 m	$33.69 m	$33.958 m	$55 m
EBIT	$2.292 m	$2.641 m	$2.8 m	
NPAT	$1.318 m	$1.582 m	$1.71 m	$2.3 m
EPS		6.7 cents	7.4 cents	9.8 cents
DPS	NA	5 cents	6 cents	

<ENDS>

For further information:
Grahame Denovan
07 5451 7325
0418 212 474

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Diana Taylor
00408 639 130